Matthew Harrison
Chief Financial Officer
November 6, 2008
By Facsimile and EDGAR
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Hiland Holdings, GP, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 001-33018

Hiland Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 000-51120
Dear Mr. Owings:
     We are in receipt of your letter dated October 23, 2008 regarding your office’s review of the above listed filings. That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response. Pursuant to a telephone conversation our counsel had on Thursday, November 6, 2008 with Robert W. Errett, Attorney-Advisor, we are notifying you that we are working diligently to provide a response to the comments detailed in your letter and expect to respond on or about November 13, 2008.

     If you have any questions or wish to discuss, please do not hesitate to contact me (580-249-4765), or our legal counsel, Douglas E. McWilliams (713-758-3613) of Vinson & Elkins L.L.P.

Sincerely,
/s/ Matthew Harrison
Matthew Harrison
Chief Financial Officer of Hiland Partners GP Holdings, LLC and Hiland Partners GP, LLC

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.